Exhibit 99.1

Pembina Pipeline Corporation Provides Notice of Series 3 Preferred Share Conversion Right and Announces Reset Dividend Rates

CALGARY, Jan. 30, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Shares") (TSX: PPL.PR.C) on March 1, 2019 (the "Conversion Date").

As a result, and subject to certain terms of the Series 3 Shares, as described in the prospectus supplement dated September 25, 2013 relating to the issuance of the Series 3 Shares, the holders of the Series 3 Shares will have the right to elect to convert all or any of their Series 3 Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 4 of Pembina ("Series 4 Shares") on the basis of one Series 4 Share for each Series 3 Share on the Conversion Date.

With respect to any Series 3 Shares that remain outstanding after March 1, 2019, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina.  The annual dividend rate for the Series 3 Shares for the five-year period from and including March 1, 2019 to, but excluding, March 1, 2024 will be 4.478%, being equal to the five-year Government of Canada bond yield of 1.878% determined as of today plus 2.60%, in accordance with the terms of the Series 3 Shares.

With respect to any Series 4 Shares that may be issued on March 1, 2019, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina.  The annual dividend rate for the 3-month floating rate period from and including March 1, 2019 to, but excluding, June 1, 2019 will be 4.227%, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 1.627% plus 2.60%, in accordance with the terms of the Series 4 Shares (the "Floating Quarterly Dividend Rate").  The Floating Quarterly Dividend Rate will be reset every quarter.

As provided in the terms of the Series 3 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 3 Shares, all remaining Series 3 Shares will be converted automatically into Series 4 Shares on a one-for-one basis effective March 1, 2019; or (ii) if Pembina determines that there would remain outstanding immediately following the conversion, less than 1,000,000 Series 4 Shares, holders of Series 3 Shares will not be entitled to convert their Series 3 Shares into Series 4 Shares on the Conversion Date.  There are currently 6,000,000 Series 3 Shares outstanding.

The Series 3 Shares are issued in "book entry only" form and, as such, the sole registered holder of the Series 3 Shares is the Canadian Depositary for Securities Limited ("CDS").  All rights of holders of Series 3 Shares must be exercised through CDS or the CDS participant through which the Series 3 Shares are held.  The deadline for the registered shareholder (CDS) to provide notice of exercise of the right to convert Series 3 Shares into Series 4 Shares is 3:00 p.m. (MST) / 5:00 p.m. (EST) on February 14, 2019.  Any notices received after this deadline will not be valid.  As such, holders of Series 3 Shares who wish to exercise their right to convert their Series 3 Shares into Series 4 Shares should contact their broker or other intermediary for more information and it is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps.

If Pembina does not receive an election notice from CDS during the time fixed therefor, then the Series 3 Shares shall be deemed not to have been converted (except in the case of an automatic conversion).  Holders of Series 3 Shares and Series 4 Shares will have an opportunity to convert their shares again on March 1, 2024, and every five years thereafter as long as the shares remain outstanding.

As previously announced, the dividend payable on March 1, 2019 to holders of the Series 3 Shares of record on February 1, 2019 will be $0.293750 per Series 3 Share, consistent with the dividend rate in effect since issuance of the Series 3 Shares on October 2, 2013.

For more information on the terms of, and risks associated with an investment in, the Series 3 Shares and the Series 4 Shares, please see Pembina's prospectus supplement dated September 25, 2013, which can be found at www.sedar.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements and information relating to the conversion rights, future dividend rates and payment terms for the Series 3 Shares and the Series 4 Shares.  These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and  that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals.  These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected.  Such forward-looking statements are expressly qualified by the above statements.  Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 12:30e 30-JAN-19